Filed Pursuant to Rule 433
Registration Statement No. 333-275898

Key Terms (Subject to Change):
Issuer:	Royal Bank of Canada (“RBC”)
CUSIP:	78015QGX3
Trade Date:	December 28, 2023
Issue Date:	January 3, 2024
Valuation Date:	December 29, 2025
Maturity Date:	January 2, 2026
Reference Stock:	Target Corporation ("TGT”)
Coupon Payment Dates:	Quarterly, beginning in March 2024
Coupon Rate:	8.80% per annum
Call Feature:	The Notes may be called at our discretion on any Coupon Payment Date beginning in January 2025 (other than the final Coupon Payment Date), if we send prior written notice.
Barrier Price:	65% of the Initial Stock Price
Payment at Maturity:
If the Notes are not previously called, we will pay you at maturity, in addition to the final Coupon payment, an amount based on the Final Stock Price:
For each $1,000 in principal amount:
•          If Final Stock Price is greater than or equal to the Barrier Price, $1,000.
•          If the Final Stock Price is less than the Barrier Price, you will receive the Physical Delivery Amount.

Physical Delivery Amount:	For each $1,000 principal amount, a number of shares of the Reference Stock equal to $1,000 divided by the Initial Stock Price.
Initial Stock Price:	The closing share price of the Reference Stock on the Trade Date.
Final Stock Price:	The closing share price of the Reference Stock on the Valuation Date.
Product Characteristics
•	The Notes will pay the fixed Coupon on each Coupon Payment Date, regardless of the performance of the Reference Stock.
•	We may call the Notes on any Coupon Payment Date beginning in January 2025 (other than the final Coupon Payment Date).
•	If the Final Stock Price is greater than or equal to the Barrier Price, the Notes will pay the principal amount plus the final Coupon.
•
If the Final Stock Price is less than the Barrier Price, you will receive a number of shares of the Reference Stock equal to the Physical Delivery Amount. You will also receive the final Coupon. The value of these shares is expected to be worth significantly less than the principal amount. You could lose your entire investment.

Hypothetical Scenario Analysis
COUPON PAYMENTS

In addition, on each Coupon Payment Date (other than the final Coupon Payment Date), beginning in January 2025, we will have the option to call the Notes.
DETERMINING PAYMENT AT MATURITY
You will receive the Physical Delivery Amount (or under the circumstances described in the preliminary terms supplement, a cash payment).You will also receive the final Coupon payment.
Investors could lose some or all of their investment at maturity if there has been a decline in the price of the Reference Stock.
Key Product Risks
•
This investment may result in a loss of up to 100% of principal. If the Notes are not called and the Final Stock Price is less than the Barrier Price, you will receive shares of the Reference Stock, which we expect to be worth substantially less than the amount you paid for the Notes.

•	The return potential of the Notes is limited to the Coupons, and you will not participate in any appreciation in the price of the Reference Stock, which may be significant.
•	We may call the Notes prior to maturity.
•
Although the return on the Notes at maturity will be based on the performance of the Reference Stock, the payment of all amounts due on the Notes is subject to RBC’s credit risk. Investors are dependent on RBC’s ability to pay all amounts due on the Notes.

•	Please see next page for additional risks.

Product Risks
•
Investors could lose all or a substantial portion of their principal amount if there is a decrease in the trading price of the Reference Stock between the Trade Date and the Valuation Date. If we do not call the Notes and the Final Stock Price is less than the Barrier Price, you will receive the Physical Delivery Amount (or under certain circumstances, a cash amount); we expect that the Physical Delivery Amount will represent a significant loss of your original investment. The value of these shares may further decrease between the Valuation Date and the Maturity Date. The Coupons received on the Notes on and prior to the Maturity Date may not be sufficient to compensate for any such loss.

•	Payments on the Notes are subject to our credit risk, and changes in our credit ratings are expected to affect the market value of the Notes.
•
If the Notes are called early, there is no guarantee that you would be able to reinvest the proceeds in a comparable investment. The period over which you could receive the Coupon payments could be as little as twelve (12) months.

•
The initial estimated value that will be set forth in the final pricing supplement for the Notes is expected to be less than the principal amount, and does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.

•
The Notes will not be listed on any securities exchange. RBC (or its affiliates) may offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes when you wish to do so. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBC (or its affiliates) is willing to buy the Notes. Sales of the Notes in the secondary market may result in significant losses.

•
RBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging RBC’s obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of RBC are potentially adverse to your interests as an investor in the Notes.

•
In addition to the price of the Reference Stock, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility of the Reference Stock, the amount of time remaining until maturity of the Notes, the dividend rate on the Reference Stock, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the Reference Stock, and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The risks set forth in this document are only intended as summaries of some of the risks relating to an investment in the Notes. Prior to investing in the Notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the terms supplement and the “Risk Factors” section of the product prospectus supplement, which set forth additional risks relating to an investment in the Notes.  This document is only intended to be read together with the preliminary terms supplement and related documents, which may be accessed here.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.